EXHIBIT D


OTHER INFORMATION REGARDING CREDIT SUISSE ASSET MANAGEMENT LIMITED

      The  directors  and principal executive officer of Credit  Suisse  Asset
Management  Limited and their principal occupations are as shown  below.   The
business address of each such person is Beaufort House, London, England.



[INSERT INFORMATION FROM CREDIT SUISSE]

      Credit Suisse also serves as adviser or sub-adviser to other investment companies. The following table lists the other investment companies for which Credit Suisse serves as adviser or sub-adviser, the approximate net assets of each investment company at _____________, 1997, and the annual advisory fee received by Credit Suisse (as a percentage of average daily net assets).



                                       D-1
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